CUSIP No. 04686B108	13G	Page 1 of 5 Pages

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Athena Gold Corporation

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

04686B108

(CUSIP Number)

December 27, 2021

(Date of Event Which Requires Filing of This Statement)

Check the Appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 04686B108	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
Nubian Resources Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
British Columbia, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
50.000,000
	6	SHARED VOTING POWER
0
	7	SOLE DISPOSITIVE POWER
50.000,000
	8	SHARED DISPOSITIVE POWER
0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
50.000,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
41.7%
12	TYPE OF REPORTING PERSON*
CO

CUSIP No. 04686B108	13G	Page 3 of 5 Pages

Item 1 (a). Name of Issuer:

Athena Gold Corporation

Item 1 (b). Address of Issuer's Principal Executive Offices:

2010A Harbison Drive # 312, Vacaville, California 95687

Item 2 (a). Name of Person Filing:

The person filing this statement is Nubian Resources Ltd., a British Columbia corporation

Item 2 (b). Address of Principal Business Office or, if None, Residence:

#202 Yale Court Plaza
2526 Yale Court
Abbotsford, British Columbia
V2S 8G9

Item 2 (c). Citizenship:

Nubian Resources Ltd. is a British Columbia corporation

Item 2 (d). Title of Class of Securities:

Common Stock, with a par value of $0.0001 each

Item 2 (e). CUSIP Number:

04686B108

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

 (a) ☐ Broker or dealer registered under Section 15 of the Act;

 (b) ☐ Bank as defined in Section 3(a)(6) of the Act;

 (c) ☐ Insurance Company as defined in Section 3(a)(19) of the Act;

 (d) ☐ Investment Company registered under Section 8 of the Investment Company Act;

 (e) ☐ Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

 (f) ☐ Employee benefit plan or endowment plan in accordance with Rule 13d-1(b)(1)(ii)(F);

 (g) ☐ Parent holding company or control person, in accordance with Rule 13d-1(b)(1)(ii)(G);

 (h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

 (i) ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940:

 (j) ☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(j).

 ☐ If this statement is filed pursuant to Rule 13d-1(c), check this box.

Item 4. Ownership.

 Provide the following information regarding the aggregate number and percentage of the class of securities identified in Item 1.

CUSIP No. 04686B108	13G	Page 4 of 5 Pages

 (a) Amount beneficially owned:  50,000,000

 (b) Percent of class:  As of February 1, 2022, the Reporting Person may be deemed to be the beneficial owner of 41.7% of the total number of Shares outstanding (based upon information provided by the Issuer on Form 8-K filed January 5, 2022, there were 119,858,700 Shares outstanding as of January 5, 2022).

 (c) Number of shares as to which such person has:

 (i) Sole power to vote or to direct the vote:  50,000,000

 (ii) Shared power to vote or to direct the vote:  0

 (iii) Sole power to dispose or to direct the disposition of:  50,000,000

 (iv) Shared power to dispose or to direct the disposition of:  0

Instruction.  For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1).

Item 5. Ownership of Five Percent or Less of a Class.

 If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

 Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

 Not Applicable

Item 8. Identification and Classification of Members of the Group.

 Not Applicable

Item 9. Notice of Dissolution of Group.

 Not Applicable

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 04686B108	13G	Page 5 of 5 Pages

SIGNATURE

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 1, 2022

NUBIAN RESOURCES LTD.

By:	/s/ Martin Walter
Martin Walter
Chief Executive Officer